UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PropertyGuru Group Limited
(Name of Issuer)
Ordinary shares, par value of $0.0001 per share
(Title of Class of Securities)
G7258M 108
(CUSIP Number)
August 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7258M 108

1	NAMES OF REPORTING PERSONS
BTN Investments 2 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
10,195,197 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
10,195,197 (1)
	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,195,197 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.1% (2)
12	TYPE OF REPORTING PERSON
OO

 (1) Includes (i) 3,715,197 ordinary shares of the Issuer, $0.0001 par value (“Ordinary Shares”), and (ii) 6,480,000 warrants to purchase Ordinary Shares on a one-for-one basis that are immediately exercisable (“Private Placement Warrants”).

(2) This percentage is calculated pursuant to Rule 13d-3 under the Act, based upon 161,210,560 issued and outstanding Ordinary Shares as of March 17, 2022, based on the Issuer’s Form 20-F filed with the SEC on May 2, 2022.

CUSIP No. G7258M 108

1	NAMES OF REPORTING PERSONS
Peter Thiel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
10,195,197 (1)(2)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
10,195,197 (1)(2)
	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,195,197 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.1% (3)
12	TYPE OF REPORTING PERSON
IN

(1) Includes (i) 3,715,197 Ordinary Shares and (ii) 6,480,000 Private Placement Warrants.

(2) These securities are held of record by BTN Investments 2 LLC. The reporting person is the sole beneficial owner of BTN Investments 2 LLC and may be deemed to beneficially own the shares held by such limited liability company.

(3) This percentage is calculated pursuant to Rule 13d-3 under the Act, based upon 161,210,560 issued and outstanding Ordinary Shares as of March 17, 2022, based on the Issuer’s Form 20-F filed with the SEC on May 2, 2022.

Item 1.

(a)	Name of Issuer:

PropertyGuru Group Limited

(b)	Address of Issuer’s Principal Executive Offices:

Paya Lebar Quarter 1

Paya Lebar Link

#12-01/04
Singapore 408533

Item 2.

(a)	Name of Person Filing:

This Statement on Schedule 13G has been filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

1.	BTN Investments 2 LLC

2.	Peter Thiel

(b)	Address of Principal Business Office or, if None, Residence:

The address of BTN Investments 2 LLC is 1209 Orange Street, Wilmington, Delaware 19801.

The address of Peter Thiel is c/o Thiel Capital LLC, 9200 Sunset Boulevard, Suite 1110, West Hollywood, California 90069.

(c)	Citizenship:

See Row 4 of cover page for each Reporting Person.

(d)	Title and Class of Securities:

Ordinary shares, $0.0001 par value per share.

(e)	CUSIP No.:

G7258M 108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each expressly disclaims membership in a group.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2022	BTN Investments 2 LLC

	By:	/s/ Peter Thiel
	Name:	Peter Thiel
	Title:	Authorized Signatory

/s/ Peter Thiel
Peter Thiel

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